February 27, 2012

VIA EDGAR AND BY HAND

Ms. Sonia G. Barros

Ms. Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:  Western Asset Mortgage Capital Corporation
Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 8 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 7 to the Registration Statement filed with the Commission on July 14, 2011.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated August 1, 2011. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Management Agreement, page 13

1.                                       We note your response to comment 4 of our letter dated May 16, 2011.  We will continue to monitor for your response to this comment.

The Company respectfully advises the Staff that the amount of the initial and additional underwriting discounts have not yet been determined.  When these amounts have been determined, the Company will revise the Registration Statement to quantify the amount it would be required to pay if the performance hurdle is met.

The Company has revised the disclosure on page 134 to include a sample calculation of how the performance hurdle will be determined.

Our Manager and the management agreement, page 122

2.                                       We note your response to comment 9 of our letter dated May 16, 2011.  We note that you provided the same disclosure for each prior program.  Please provide the disclosure required by Item 8.A.2 on a program by program basis.  Please disclose the specific adverse experience of each program.  For example, please address the specific losses incurred by each program.

The Company has revised the disclosure on pages 139 and 142 to address the specific losses incurred in 2011 by the Structured Securities Fund and the DMO Fund, respectively. The revised disclosure for these two programs is similar because the two programs employ similar investment strategies.  The Company has also provided disclosure on pages 135 to 145 to indicate the adverse business experience of the specific funds.

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Please contact the undersigned at (212) 735-3202 should you require further information or have any questions.

Very truly yours,

/s/ Yasmeena F. Chaudry
Yasmeena F. Chaudry

cc:                                 Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Clifford Chance US LLP

31 West 52 Street

New York, New York 10019